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                                                                    EXHIBIT 99.1

                                  RISK FACTORS

         You should carefully consider the following risks, together with other matters described in this Form 10-K in evaluating our business and prospects. If any of the following risks occurs, our business, financial position or results of operations could be harmed. In such case, the trading price of our common stock could decline. The risks described below are not the only ones faced by us. Additional risks not presently known or that are currently deemed immaterial by us may also impair business operations. Certain statements in this Form 10-K (including certain of the following factors) constitute forward-looking statements. Please refer to the section entitled "Forward-Looking Statements" on page 2 of this Form 10-K.

WE HAVE A HISTORY OF CONSOLIDATED NET LOSSES. WE EXPECT TO CONTINUE TO INCUR CONSOLIDATED NET LOSSES, AND WE MAY NOT ACHIEVE PROFITABILITY ON A CONSOLIDATED BASIS.

         We have incurred consolidated net losses for each of the last three years and our accumulated deficit as of December 31, 2003 was $2,328,923. We expect to continue to incur substantial consolidated net losses in future periods. Our consolidated net losses have resulted primarily from the significant expenditures we have made on our research and development programs at Sentigen Biosciences (formerly Sentigen Corp). We expect to increase our spending as we continue to expand our research and development programs. As a result, we will need to generate significant revenue and profitability growth from CMT to pay these costs and achieve profitability. We cannot be certain whether or when we will become profitable. In addition, should CMT's revenues and profitability deteriorate in the future our consolidated net losses could also increase substantially.

A SUBSTANTIAL PORTION OF OUR REVENUES HAVE BEEN DERIVED FROM A LIMITED NUMBER OF CUSTOMERS.

         We have one customer who accounted for approximately 41%, 36% and 33% of total annual revenues for the years ended December 31, 2003, 2002 and 2001. The decrease or loss of business from this customer could have a material and adverse effect on our business, financial position and results of operations.

         This same customer also accounted for 61% of the total revenue of the Molecular Cell Science division of Cell & Molecular Technologies, Inc. (CMT), one of our wholly-owned subsidiaries, for the year ended December 31, 2003. Another customer accounted for 22% of the total revenues of Specialty Media, the other division of CMT, for the year ended December 31, 2003. We do not have long-term contracts with either of these customers. We believe that these customers will continue to account for a significant portion of consolidated revenues in the 2004 and 2005 fiscal years. We cannot assure you, however, that these customers will continue to generate significant revenues and the decrease or loss of business from either of these customers, or any other significant customers could have a material and adverse effect on our business, financial position and results of operations.

A SUBSTANTIAL PORTION OF OUR WORKING CAPITAL IS USED TO FUND THE OPERATIONS OF SENTIGEN BIOSCIENCES WHICH MAY OR MAY NOT RESULT IN THE DEVELOPMENT OF COMMERCIALLY VIABLE PRODUCTS OR SERVICES.

         A substantial portion of our working capital is used to fund the operations of Sentigen Biosciences, one of our wholly-owned subsidiaries. Sentigen Biosciences has focused its efforts entirely on research and development since its inception in February 2000. Sentigen Biosciences has not yet developed any products or services, has not generated any revenues (other than a Federal Phase I Grant from the National Institute of Health) and has a limited operating history on which to base a meaningful evaluation of its business or prospects. There is no assurance that Sentigen Biosciences will develop any products or services and, if such products or services are developed, that they will be commercially viable, especially in light of the competition in the industry in which Sentigen Biosciences operates.

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WE MAY NEED TO RAISE MORE CAPITAL TO FUND SENTIGEN BIOSCIENCES' EXPANDING
RESEARCH AND DEVELOPMENT PROGRAMS AND WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO OBTAIN ADDITIONAL FINANCING WHEN NEEDED.

         We may need to raise more capital to fund Sentigen Biosciences' expanding research and development programs and to fully develop commercially viable products or services. We cannot assure you that we will be able to obtain additional financing when needed and on acceptable terms, if at all. Our business, financial position and results of operations will be materially and adversely affected if we cannot raise additional capital when needed.

REVENUES ARE DEPENDENT ON THE CONTINUED RESEARCH NEEDS OF COMPANIES IN THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES.

         We are highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. Additionally, products and services under development by us will also be highly dependent on research and development expenditures by the pharmaceutical and biotechnology industries. Accordingly, our business, financial position and results of operations could be materially and adversely affected by general economic downturns in these industries and other factors resulting in a decrease in research and development expenditures in the pharmaceutical and biotechnology industries. Furthermore, we have benefited from the increasing trend among pharmaceutical and biotechnology companies to hire outside organizations to conduct both small and large research projects. This "outsourcing" practice has grown substantially over the past several years and we believe that because of our multiple biologically based capabilities, we are potentially well positioned to continue to take advantage of this trend. If this trend in outsourcing were to change and companies in these industries reduced their tendency to outsource their projects, our business, financial position and results of operations could be materially and adversely affected.

WE FACE INTENSE COMPETITION IN THE CONTRACT RESEARCH INDUSTRY.

         The contract research industry is highly fragmented, with national and regional companies ranging from large, full-service companies engaging in contract research and development or reagent services to small, limited-service companies which specialize in one particular aspect of research and development or media production. Contract research companies compete on the basis of various factors, including:

     -    reputation for on-time quality performance;

     -    expertise and experience in specific therapeutic areas;

     -    scope of service offerings and how well such services are integrated;

     -    strengths in various geographic markets;

     -    price;

     -    technological expertise and efficient drug development processes;

     - the ability to acquire, process, analyze and report data in a timesaving and accurate manner; and

     -    expertise and experience in health economics.

         Many of our competitors have achieved significant national, regional and local brand name and product recognition and engaged in frequent and extensive advertising and promotional programs. Many of these competitors have substantially greater financial, technical, marketing, personnel and other resources than us. Furthermore, the contract research industry has begun recently to attract attention from the investment community. This could lead to increased competition for such additional sources of financing among the contract research companies. While we believe that we can compete effectively, we cannot assure you that we will be able to do so in the future.

DRUG DISCOVERY AND DEVELOPMENT IS AN INTENSELY COMPETITIVE BUSINESS THAT COULD RENDER OUR TECHNOLOGIES OBSOLETE OR NONCOMPETITIVE.

         Sentigen Biosciences is initially targeting its Tango Assay System to address the functionalization of GPCRs in pharmaceutical drug discovery and development. We believe that GPCRs are an important target class for drug discovery efforts and that most pharmaceutical, some biotechnology and other drug discovery organizations have internal programs focused on GPCRs. Another entity could have, or could develop, an assay technology for

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GPCRs to discover and develop drug leads or drug candidates more effectively, more efficiently or at a lower cost than our technology.

WE PROVIDE OUR SERVICES ON A FEE-FOR-SERVICES BASIS AND THEREFORE WE BEAR THE RISK THAT THE COSTS INCURRED PROVIDING SUCH SERVICES WILL EXCEED THE FEES CHARGED FOR SUCH SERVICES.

         Our contracts are on a fee-for-service basis, providing for payments only after certain research milestones have been reached. We do not receive residual or royalty payments for future discoveries or uses involving the materials or services provided to our customers. For the years ended December 31, 2003 and 2002, these fee-for-service contracts accounted for 67% and 62% of our total annual revenues, respectively. Since contracts are fee-for-service, we bear the risk that the costs to perform such services will be more than the corresponding fees that are charged for such services. Most of the contracts, including those with governmental agencies, are terminable by the client immediately or upon notice for a variety of reasons. Although the contracts often require payment to us for expenses to terminate the project and fees earned by us to date and, in some cases, a termination fee, the loss of one or more large contracts could have a material and adverse effect on our business, financial position and results of operations.

IF WE ARE UNABLE TO SUCCESSFULLY DEVELOP AND MARKET POTENTIAL NEW PRODUCTS AND SERVICES, OUR GROWTH COULD BE ADVERSELY AFFECTED.

         A key element of our growth strategy is the successful development and marketing of new products and services, which complement or expand our existing businesses or research programs. If we are unable to develop new services or products and attract a customer base for those newly developed services or products, we will not be able to implement our growth strategy, and our future business, results of operations and financial position could be materially and adversely affected.

THE UNAUTHORIZED USE OF OUR PROPRIETARY INFORMATION MAY HAVE AN ADVERSE EFFECT ON OUR FINANCIAL CONDITION.

         We utilize certain proprietary information in connection with our research and development operations, the provision of our services and the manufacture and sale of our products, including processes and formulas with respect to cell and embryo culture media and reagents, gene expression systems and screening assays. To protect proprietary information, we rely on the customary principles of "work-for-hire" and have entered into non-disclosure agreements with certain employees, prospects, consultants and customers; however, these agreements can be breached, and if they are, there may not be an adequate remedy available to us. In addition, we have filed patent applications in the U.S. and other countries covering aspects of our proprietary information; however, we cannot assure you that patents will be granted on any of our patent applications. We also cannot assure you that the scope of any of these patents, if granted, will be sufficiently broad to offer meaningful protection. Further, third parties can make, use and sell products in any country in which we have not filed for or do not have patent protection. In addition, our patents, if issued, could be successfully challenged, invalidated or circumvented so that our patent rights would not create an effective competitive barrier. If third parties infringe on any patents which do issue to us, our business, operations and financial position may be adversely affected.

DEFENDING AGAINST CLAIMS OF INTELLECTUAL PROPERTY INFRINGEMENT COULD BE EXPENSIVE, COULD DISRUPT OUR BUSINESS OPERATIONS OR MATERIALLY ADVERSELY EFFECT OUR FINANCIAL POSITION.

         We believe our technology has been independently developed and does not infringe upon the proprietary rights of others; however, we are aware of pending patent applications which may issue as patents that are drawn to the same field as our technology. We cannot assure you that our technology does not, and will not in the future, infringe upon the rights of third parties. We may be a party to legal proceedings and claims relating to the proprietary information of others from time to time in the ordinary course of business. We may incur substantial expense in defending against these third-party infringement claims, regardless of their merit. A successful claim might subject us to substantial monetary liability and might require us to modify products or services, or obtain a license. We may not have sufficient financial or other resources necessary to successfully defend a patent infringement or other proprietary rights action. We cannot assure you that we could modify our products or services, or obtain a license in the event of an adverse judgment.

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FLUCTUATION IN THE PRICE AND SUPPLY OF RAW FETAL BOVINE SERUM COULD AFFECT OUR
BUSINESS.

         The supply of raw fetal bovine serum (FBS) is sometimes limited because serum collection tends to be cyclical. In addition, the discovery of bovine spongiform encephalopathy, or BSE (popularly referred to as mad cow disease) in the U.S. may cause a decline in the demand for FBS supplied from the United States. These factors can cause the price of raw FBS to fluctuate. The profit margins we achieve on finished FBS, one of the products supplied by our Specialty Media division, have been unstable in the past because of the fluctuations in the price of raw FBS, and any increase in the price could adversely affect those profit margins in the future. In addition, if we are unable to obtain an adequate supply of FBS, or if we are unable to meet demand for FBS from supplies outside the U.S., we may lose market share.

DUE TO EXPECTED FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS, YOU SHOULD NOT RELY ON THE RESULTS OF ANY SINGLE QUARTER AS BEING INDICATIVE OF FUTURE RESULTS.

         Our quarterly operating results are subject to volatility due to a variety of factors. These factors include, but are not limited to:

     -    our ability to introduce new products successfully;

     -    market acceptance of existing or new products and prices;

     - changes in customer research budgets which are influenced by the timing of their research and commercialization efforts and their receipt of government grants;

     -    commencement, completion or cancellation of large contracts;

     -    progress of ongoing contracts;

     - the ability to consistently fill CMT's services pipeline with profitable contracts;

     -    our ability to manufacture our products efficiently;

     - our ability to control or adjust research and development, marketing, sales and general and administrative expenses in response to changes in revenues; and

     - the timing of orders from distributors and direct sales force customers.

         Since a large percentage of our operating costs are relatively fixed, variations in the timing and progress of large contracts can materially affect quarterly results. Comparisons of our quarterly financial results are not necessarily meaningful and should not be relied upon as an indication of future performance. However, fluctuations in quarterly results could affect the market price of our common stock in a manner unrelated to our long term operating performance.

THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES ARE SUBJECT TO STRICT ENVIRONMENTAL REGULATIONS.

Our operations are subject to evolving federal, state and local laws and regulations relating to the protection of the environment. These laws and regulations require that permits be obtained by us. Although we believe that we are in substantial compliance with all applicable material environmental laws, it is possible that there are material environmental liabilities of which we are unaware. If the costs of compliance with the various existing or future environmental laws and regulations, including any penalties which may be assessed for failure to obtain the necessary permits, exceed our budgets for such items, our business, operations and financial position could be materially and adversely affected. We may also be required to expend substantial sums for damages and cleanup costs due to its disposal of hazardous waste.

WE MAY BE FACED WITH POTENTIAL LIABILITY FOR INJURIES RESULTING FROM OUR
PRODUCTS.

         We may be exposed to product liability claims as a result of the sale of our products. Although we have obtained product liability insurance in the aggregate amount of $2.0 million ($1.0 million per occurrence), and an umbrella policy that provides a $10.0 million coverage (per occurrence or aggregate), we cannot assure you that such insurance will fully cover any claims made by customers against us. If a successful suit were brought against us, unavailability or insufficiency of insurance coverage could have a material and adverse effect on our business, operations and financial position. Moreover, any adverse publicity arising from claims made against us, even if such claims were unsubstantiated and unsuccessful, could adversely affect our reputation and sales.

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IF WE ARE UNABLE TO RETAIN THE SERVICES OF SEVERAL KEY MANAGEMENT, TECHNICAL
EMPLOYEES OR CONSULTANTS, OUR OPERATIONS MAY BE MATERIALLY ADVERSELY AFFECTED.

         Our success substantially depends on the performance, contributions and expertise of our senior management team, including, Joseph K. Pagano, Chairman of the Board, President and Chief Executive Officer, Erik R. Lundh, Executive Vice President of Commercial Operations, Thomas Livelli, President and Chief Executive Officer of Cell & Molecular Technologies, Inc. and Kevin J. Lee, PhD, Vice President of Research of Sentigen Biosciences as well as our scientific consultant, Dr. Richard Axel. The departure of any of these persons or other executives, consultants or employees could have a material adverse effect on us. Our performance also depends on our ability to attract and retain qualified management and professional, scientific and technical operating staff, as well as our ability to recruit qualified representatives for contract sales services. If we are unable to attract and retain qualified personnel, our business, results of operations or financial position could be materially adversely affected.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR AFFAIRS AND YOU MAY NOT BE ABLE TO INFLUENCE THE OUTCOME OF IMPORTANT MATTERS INVOLVING US.

         Executive officers and directors will have the power to, in the aggregate, direct the vote of approximately 38% of our common stock; therefore, these persons may have the power to exert substantial influence over our business policies and affairs and substantially affect the outcome of any matter submitted to a vote of our stockholders, including the election of directors as well as mergers, sales of substantially all of our assets and other changes in control.

THE MARKET PRICE OF OUR COMMON STOCK IS HIGHLY VOLATILE AND THERE IS CURRENTLY ONLY A LIMITED TRADING MARKET FOR OUR COMMON STOCK.

         The market price of our common stock has been highly volatile and may continue to be volatile in the future. As a result of our stock price volatility, it is difficult to determine our true market value. Additionally, in 2003, the average daily trading volume in our common stock was less than 1,000 shares. The lack of an active trading market could adversely affect the price of our common stock and your ability to sell shares of our common stock.

POSSIBLE ADDITIONAL ISSUANCES WILL CAUSE DILUTION.

         We currently have 7,457,224 shares of common stock outstanding. In addition, options to purchase an aggregate of 1,369,259 shares of common stock and warrants to purchase an aggregate of 44,810 shares of our common stock are also outstanding. We are authorized to issue up to 20,000,000 shares and are therefore able to issue additional shares without being required to obtain stockholder approval. Thus, investors in our common stock could find their holdings drastically diluted, which if it occurs, means that they will own a smaller percentage of our outstanding common stock.

WE CURRENTLY DO NOT INTEND TO PAY CASH DIVIDENDS ON OUR SHARES.

         We have never declared or paid any cash dividends on our common stock, nor do we plan on doing so in the future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, capital requirements and financial condition as well as other relevant factors. We currently intend to retain all earnings, if any, to finance our potential growth and the development of our business. Furthermore, our ability to declare or pay dividends may be limited in the future by the terms of any then-existing credit facilities, which may contain covenants that restrict the payment of cash dividends.

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IF WE DO NOT EFFECTIVELY MANAGE POTENTIAL GROWTH WE MAY EXPERIENCE IN THE
FUTURE, OUR OPERATIONS COULD BE DISRUPTED OR OUR FINANCIAL CONDITION COULD BE IMPAIRED.

         The potential growth of our business could place a significant strain on management systems and resources and may require us to implement new operating and financial systems, procedures and controls. The failure to manage any growth and expansion that may result in the future could adversely affect our business, results of operations and financial position.

OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY INHIBIT A TAKEOVER OF THE COMPANY.

         Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in management that a stockholder might consider favorable. These provisions include, among others:

     - the right of the board to elect a director to fill a space created by the expansion of the board;

     -    the ability of the board to alter our bylaws; and

     - the ability of the board to issue a series of preferred stock without stockholder approval.

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